EXHIBIT 99.8

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the inclusion in Exeter Resource Corporation’s Annual Report on Form 40-F for the year ended December 31, 2011 of our Auditor’s Report dated March 5, 2012, relating to the consolidated financial statements comprising the consolidated statements of financial position as at December 31, 2011, December 31, 2010 and January 1, 2010, and the consolidated statements of income (loss) and comprehensive income (loss), cash flows and changes in equity for each of the years of the two year period ended December 31, 2011 and the effectiveness of internal control over financial reporting as at December 31, 2011, which appears in this Annual Report.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, Canada
March 30, 2012